EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Dollars in millions)	2017	2016	2017	2016
Consolidated income before provision for income taxes	$255	$(75)	$703	$570
Fixed charges:
Interest[1]	$428	$701	$1,328	$1,305
Portion of rent expense representative of the interest factor (deemed to be one-third)	3	3	8	7
Total fixed charges	$431	$704	$1,336	$1,312
Earnings available for fixed charges	$686	$629	$2,039	$1,882
Ratio of earnings to fixed charges[2]	1.59	-	1.53	1.43
[1]	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”
[2]	For the three months ended December 31, 2016, our earnings were insufficient to cover fixed charges by $75 million.